UNITED STATES

SECURIFIES AN D EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

U nder the Securities Exchange Act of I 934 (Amendment No. I )*

NexBase Therapeutics, Inc.

(Name of Issuer)

 Common

(Title of Class of Secu ri ties)

 64132Kl02

(CUSI P   umber)

 December 4, 2020

(Date of Event Which Requires Filing of this Statement)

Checm the appropriate box to designate the rule pursuant to which this Schedule is filed:

0Rule 13d-l (b)

!JI. Rule 13d-l (c)

0Rule I Jd-1 (d)

*The remainder of this cover page shall be filled out for a reporting person' s ikitial filing on th is form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information lequired in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act mut shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information containzd in this form are not required to respond unless the form displays a currently valid OMB control n umber.

   130

CUSIP o. 64132Kl02Page I of 4

I . Names of Reporting Persons.

Kershner Trading Americas, LLC26-2018299

2.Check the Apdropriate Box if a Member of a Group

(a) 0

(b) 0

3.SEC Use Only

4.Citizenship or Place of OrganizationDelaware, USA

5.Sole Voting Power1,339,000

Number of Shares Beneficially Owned by

Each Ruporting Person With:

6.Shared Voting Power

7.Sole Dispositive Power 1,339,000

8.Shared Dispositive Power

9. Aggregate A mount Beneficially Owned by Each Reporting Person1,339,000

I 0. Check if the Aggregate Amount in Rkw (9) Excludes Certain SharesD

1 1. Percent of Class Represented by Amount i n Row (9)5.796%

1.Type of Reporting Personco

2 of 4

CUSIP   o. 64132K l02

13G

ITEM I.

(a)Name of Issuer: Neubase Therapeutics, LLC

(b)Address of Issuer's Principal Executive Gffices: 700 Technology Drive Pittsburgh, PA 15219

ITEM 2.

(a)   Name of Person Filing: Kershner Trading Americas, LLC

(b) Address of Principal Business Office, or if None, Residence: 1825B Kramer Ln, Suite 200 Austin TX 78758

(a)Citizenship: USA

(b)Bitle of Class of Securities: Common Stock,

(c)CUSI P 1Num ber:64132Kl05

ITEM   3.IF THIS STATE MENT IS FILED PU RSUANT TO SS.240.13d-l{b) OR 240.13d-3{b) OR (c), CHECK WHETH E R TH E PERSON FI LING IS A:

(a)U

(a)LJ

(b)U

(d)u

(e)U

(t)LJ

u

(g)

(h)LJ

(i)LJ

U)LJ

Broker or dealer registered under Section I 5 of the Act ( 15 U.S.C. 780). Bank as defined in Section 3(a)(6) of the Act ( I 5 U.S.C. 78c).

I nsurance company as definec in Section 3(a)(19) of the Act ( 15 U.S.C. 78c).

Investment company registered under Section 8 of the Investment Company Act of 1940 ( 15 U.S.C. 80a-

8).

An investment adviser in accordance with zs.240.I 3d- I (b)( I )(ii)(E);

An employee benefit plan or endowment fund in accordance with ss.240. I 3d- I (b)( I )( ii)(F); A parent holding company or control person in accordance with ss.240. I 3d-I (b)( I )(ii)(G);

A savings associat ions as defiied in Section 3(b) of the Federal Deposit insurance Act ( 12 U .S.C. 1813);

A church plan that is excluded from the definition of an investment company under section 3(c)(18) of the I nvestment Company Act of 1940 (15 U.S.C. 80a-3);

Group, in accordance with ss.240. I 3d- 1 (b)( I )(i i)(J ).N/A

ITEM 4. OWNERSH I P.

Provide the following information regarding the aggregate number and percendage of the class of securities of the issuer identified in Item I .

(a)Amount beneficially owned: 1,339,000

(b)Percent of class:5.796%

(c)Number of shares as to chich such person has:

(i)Sole power to vote or to direct the vote1,339,000

(ii)Shared power to vote or to direct the vote

(iii)Sole power to dispose or to direct the disposition of   1,339,000

(iv)Shared power to dispose or to direct the disposrtion of

INSTR UCTION. For computations regarding securities which represent a right to acquire an underlying security SJE ss.240. I 3d3(d)( I ).

3 of 4

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date jereof the reporting person has ceased to be the beneficia l owner of more than five percent of the class of securities, check the following [].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

NIA

ITEM   7.   IDEXTIFICATION   AND   CLASSIFICATION OF THE   SUBSIDIARY   WHICH   ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

NIA

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROFP.

NIA

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

NIA

4 of 4

ITEM IO. CERTIFICATIONS.

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were nom acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in anc transaction having such purpose or effect."

SIGNATURE

After reasonable inqui ry and to the best of my knowledge and bel ief, I certify that the informatiow set forth in th is statement is true, complete and correct.

Andrew Tollemache/CCO

(NamerTit!e)

The original statement shall be signed by each person on whose behalf the statement is filed or his quthorized representative. I f the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of thp fili ng person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is alreadm on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath is signature.